TERYL RESOURCES CORP.

N E W S R E L E A S E

APPOINTMENT OF VICE PRESIDENT AND GRANTING OF STOCK OPTIONS

TSX Venture Exchange: TRC.V

For Immediate Release: November 25, 2002 – Vancouver, B.C.- Teryl Resources Corp. (TSX Venture: TRC.V) announces that it has granted incentive stock options to Yale Hirsch of New Jersey to purchase up to 200,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting.

The granting of the options is subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 22, 2001.

Yale Hirsch has been appointed Vice President of Corporate Affairs for the Company. Mr. Hirsch is a stock market historian and stock analyst for the “Stock Trader’s Almanac,” now in its 36th annual edition. He is also the founder of the “Smart Money” and “Ground Floor” newsletters. These newsletters focused on small, undiscovered stocks, and young high growth companies with big upside potential. Both newsletters are now combined into an enlarged publication called the “Almanac Investor.”

John Robertson, President of Teryl Resources Corp., states, “I am very pleased to have such an experienced professional on our team to act as our advisor for corporate affairs.”

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has four gold properties located in the Fairbanks, Alaska mining division, of which two are joint-ventured with Kinross Gold. The Gil prospect joint venture contains 10,700,000 drill indicated tons of 0.04 ounces per ton. A drilling program has commenced on the J/V Gil Prospect by Kinross Gold. Teryl Resources Corp. also has one joint venture silver prospect located in northern B.C., Canada.

Dated at Richmond, British Columbia this 25th day of November, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com